Garanti

02 SEP 11 AM 9:52

TÜRKİYE GARANTİ BANKASI A.Ş.
65 Büyükdere Caddesi
Maslak 80670 İstanbul / Turkey

Tel/Fax: (90-212) 335 35 35
Telex: 27635 gatı-tr

www.garantibank.com.tr

September 9, 2002

02049909

Division of International Corporate Fina[nce]
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

PROCESSED SUPPL
SEP 20 2002
THOMSON FINANCIAL P

12g3-2 (b) filing number: 82-3636

This announcement is related to the increase in the paid-in share capital of Garanti Bank within its registered capital ceiling of TL 1,000,000,000,000,000 from TL750,000,000,000,000 to TL791,747,816,066,116 (5.56637%), of which TL41,609,796,426,116 was covered from the sale of the Bank's real estates and TL138,019,640,000 was covered from the sale of participations.

In Banking Regulation and Supervision Agency's letter dated August 8, 2002 numbered BDDK.KYI.42/1-9309, it is stated that the capital increase was approved in accordance with Banks Act numbered 4389, and that there was no inconvenience in regarding completion of the process related to the aforementioned capital increase and the issuance and delivery of the registry approval certificate by the Capital Markets Board (the "CMB").

The registration of TL791,747,816,066,116 paid-in capital was completed in line with the certificate issued by the CMB dated August 19, 2002, numbered 2229 in accordance with Article 8 of the CMB's Communique 1/26, and published in the Turkish Trade Registry Gazette.

The delivery of the bonus share certificates to be issued with the issue number 14 representing increased capital of TL 41,747,816,066,116, each represents increase of %5.56637, will be commenced as at September 9, 2002 at the Garanti Bank's Head Offices and Branches. Delivery of the share certificates will take place for an unlimited period of time.

The shareholders are kindly required to apply to the branches with their identification cards submitting the new share coupons numbered 16 of the share certificates with the issue number 4.,5.,6.,7.,8.,9.,10.,11.,12 and 13 (2001's dividend coupons are cancelled) and to take delivery of the new shares.

Yours sincerely,

Olca ERDOST
Vice President
Investor Relations

Funda GÜNGÖR (pp)
Senior Vice President
Corporate Strategy, Business Development &
Investor Relations

dlw 9/17